Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 publicly held company NIRE 35300010230 Announcement to the market Tier 2 Subordinated Notes Itaú Unibanco Holding S.A. (“Company”) hereby announces to its stockholders and to the market that today it priced the offering of Tier 2 Subordinated Notes (“Notes”) in the total amount of US$ 2.1 billion in private negotiations with professional investors. The Notes have nine and ten years of maturity with a repurchase option up to 2025, subject to prior authorization by the Central Bank of Brazil. The Company will request approval of the Central Bank of Brazil for the Notes to be included in its Regulatory Capital as Tier 2 Capital, adding 20 bps to the Company’s Tier 2 capital ratio. São Paulo (SP), December 03, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Note: This announcement to the market shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.